Exhibit 99.2

Youdao, Inc.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: DAO)

NOTICE OF ANNUAL GENERAL MEETING

To be held on December 12, 2024

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Youdao, Inc. (the “Company”) will be held at its offices at Building No.7, West Zone, Zhongguancun Software Park (Phase II), No.10 Xibeiwang East Road, Haidian District, Beijing, People’s Republic of China on December 12, 2024 at 3:00 p.m. – 5:00 p.m. (Beijing Time). No proposal will be submitted for shareholder approval at the AGM. Instead, the annual general meeting will serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof has been set as the close of business on December 2, 2024.

Holders of record of the Company’s Class A ordinary shares and Class B ordinary Shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are also welcome to attend the AGM in person.

Shareholders and ADS holders may access the Company’s annual report on the Company’s investor relations website at http://ir.youdao.com as well as the SEC’s website at http://www.sec.gov. The Company will provide a hard copy of its annual report containing the audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request. Requests should be directed to the Company by emailing Investor Relations at IR@rd.netease.com.

By Order of the Board of Directors,

Youdao, Inc.

/s/ Feng Zhou
Feng Zhou
Director and Chief Executive Officer

Beijing, China

November 14, 2024